Stronger Than Ever

LET'S KEEP BUILDING








**2024-2025
BUDGET**

New Nouveau
Brunswick

Budget 2024–2025

Published by:
Department of Finance and Treasury Board
Province of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

Tuesday, March 19, 2024

Cover:
Executive Council Office, Corporate Communications (# 23-00997)

Translation:
Translation Bureau, Service New Brunswick

Printing and Binding:
Printing Services, Service New Brunswick

ISBN 978-1-4605-3788-6 (Bilingual print edition)
ISBN 978-1-4605-3789-3 (PDF: English edition)

ISSN 0833-5680

Printed in New Brunswick

 Think Recycling!

Table of Contents

Introduction

Mr. Speaker, it is my privilege to stand in this House today and table what will be our government's sixth straight balanced budget.

Our budget lays out a responsible plan that will help New Brunswickers get ahead, and makes significant health care investments that will benefit everyone.

It is truly an exciting time to be in New Brunswick as we are in the midst of a significant transformation. Private sector investment is growing, job opportunities abound, and more people than ever before are choosing New Brunswick as a place to put down roots.

Even with significant inflation challenges caused in part by our federal government's reckless spending and punitive carbon tax, I see New Brunswickers who are now optimistic for the future of our province and are committed to building a brighter future for our children and grandchildren.

A short time ago, we had weak economic and population growth, and unsustainable public finances. Today, we have a much healthier economy with significant growth potential, record population growth, and sustainable public finances.

We have been able to reduce net debt by approximately $2 billion. As a direct result, we have the ability to invest more in the public services New Brunswickers value and deserve. We have significantly increased spending on important public services, particularly in health, education, and social development.

Between tabling our first budget and our 2023–2024 third quarter update, overall spending has increased by 27%, a rate greater than the combined impact of population and inflation.

We have also provided more than $370 million in tax relief to New Brunswick taxpayers.

And we have accomplished this while achieving a surplus every year we have been in office while also navigating a global pandemic, high inflation, and increased demand from a growing population.

Our government achieved these results by staying committed to strong fiscal management and by considering the long-term financial health of the province for future generations.

As a province, New Brunswick is stronger than ever. But there is still much work to be done. So, today's budget keeps building on what we have achieved together as a province, and makes key investments to help New Brunswickers even more.

As we continue to build on this momentum, our investments are becoming increasingly focused on transformational initiatives that will get better results, and support a prosperous future for all.

Economic and fiscal conditions

Mr. Speaker, while there are many challenges before us, we are now dealing with the challenges that come from growth.

Over the last five years, our population has increased by more than 64,000. By comparison, it took the previous 37 years to achieve this level of population growth. Moreover, we have also seen the median age fall for the second consecutive year and, at 45.4 years, is now at the same level it was in 2016.

At 386,500 in 2023, employment hit a record high for the second consecutive year. New Brunswick also led the country in growth in residential and non-residential investment in building construction last year.

We are also seeing inflationary pressures ease. The Bank of Canada has now paused its interest rate hikes, and economic commentators are now anticipating interest rate declines this year. However, the effects of previous rate hikes will continue to weigh on the economic outlook and is anticipated to lead to a slowdown in economic activity in New Brunswick.

For 2024, the Department of Finance and Treasury Board projects real GDP growth of 0.7%.

Further details on New Brunswick's economic outlook are provided in the *Economic Outlook 2024–2025*.

Mr. Speaker, with a projected surplus of $41 million for 2024–2025, I will be outlining a fiscal plan that considers our current economic and fiscal environment and invests significantly in priority areas.

Revenues are projected to be $13.3 billion in 2024–2025, an increase of 4.7% over our 2023–2024 third quarter estimate. The revenue outlook considers the recent growth trajectory we have been on with a view towards minimizing the in-year variance that has occurred during fiscal updates in recent years.

Spending is projected to reach $13.3 billion, an increase of 6.4% over our 2023–2024 third quarter estimate, as our government invests significantly in health care, education, vulnerable populations, housing, and supporting our transition to a greener economy.

Mr. Speaker, we continue to apply a Gender-Based Analysis+ lens to the measures outlined in today's budget and continue to lead the discussion by releasing the results of this analysis. I am proud of the leadership role our government has taken to make this publicly available as it helps inform the discussion and decision-making as part of the annual budget process.

Dependable public health care

Mr. Speaker, while population growth has created many opportunities, it also creates challenges when managing our health care system.

An aging population and the arrival of so many new residents are driving demand to levels not seen before. Clearly the status quo is not sustainable.

New Brunswickers expect, and deserve, a responsive public health system that they can access on a timely basis.

If we are to continue to build on the progress we have made in recent years, we must transform how health care is delivered in New Brunswick. Consistent with recommendations shared by doctors, nurses and other health professionals, we are taking steps in the right direction.

We have started out by working to stabilize health care and build a better system. Guided by our action plan, *Stabilizing Health Care: An Urgent Call to Action,* we have identified clear actions and ambitious timelines to deliver improvements to New Brunswickers.

Additionally, the Health System Collaboration Council is designed to encourage greater collaboration and to provide a provincewide perspective when evaluating the needs within the health care system, whether it be for future investments or other opportunities.

While we are making progress, we must continue to invest in areas that will lead to better services to New Brunswickers and improved health outcomes. Budget 2024–2025 continues to invest in areas to stabilize health care, while also embarking on a journey that will see the health care system transformed into one that is innovative, patient-focused, and delivers timely access to health services when New Brunswickers need them.

Today's budget includes nearly $3.8 billion for our health care system. This represents a $1 billion increase over the level of spending seen in Budget 2018–2019 and represents a 38% increase in just six years.

Mr. Speaker, the combined effects of a growing population and an elevated inflationary environment are adding to the cost pressures in our health care system. While the regional health authorities have managed within their budgets and contained costs to the extent possible, we must provide them with the resources to address these pressures. Budget 2024–2025 provides $70 million to help ease these pressures and help stabilize the system.

Building a health care system that puts the patient first means building the tools that link patient records across the continuum of care. It means enhancing communications among clinicians and standardizing best practices and delivery of care standards.

Mr. Speaker, technology will play an important role in transforming how we deliver health care in New Brunswick. Budget 2024–2025 includes more than $22.9 million to undertake a variety of technology initiatives that will ultimately lead to better access to health care services. Some of the investments include:

- $10 million to begin the development of a standardized clinical information solution;
- $6.9 million for NB Health Link and eVisitNB to provide access to timely health care to residents who do not have access to a primary care provider;
- $2.1 million for the development of electronic Patient Care Records within Ambulance New Brunswick;
- $2 million to modernize the Electronic Medical Records that are in use at Community Health Centres;
- $1.4 million for the MyHealthNB app to improve access to personal health information;

- $545,000 for SeamlessMD, a digital application that improves communication with patients and their families from the time they receive a consultation for surgery to post-operative follow-up.

In addition to these technology solutions that will lead to improved access, our government is transforming how health care is delivered in the community. Budget 2024–2025 includes $20 million to expand collaborative practices in primary health care.

It is expected that this initiative will provide access to primary care services within five working days and provide an alternative to visiting emergency rooms.

Today's budget will further improve access to care by providing an additional $562,000 to expand midwifery services in Fredericton to match client demand and to provide this service in two additional communities in New Brunswick.

Mr. Speaker, our aging population, and a lack of sufficient operating room time has led to longer wait lists, including those for cataract surgeries. By optimizing our ability to provide cataract surgery services outside of a hospital, we will be creating additional operating room capacity for other surgeries. Budget 2024–2025 includes $7.1 million to fund agreements with cataract surgical centres around the province.

To date, approximately six thousand surgeries have been completed at new clinics in Fredericton, Bathurst and Miramichi. By considering new ways to deliver health care, not only can people enjoy life with better vision, but we are also reducing the risk of falls and injury in older adults.

We need a new solution to cope with the rising mental health crisis and we're delivering on that too.

Our one-at-a-time therapy has slashed wait times by 60%. The new help line we introduced for people struggling with substance use, gambling or mental health concerns is seeing strong uptake, with 2,000 calls in December, up from 400 when we launched it in April. And we put additional resources in emergency departments to help the teams with individuals who need specialized care during times of trauma or crisis.

While we can be proud of the progress we have made, we know there is more to be done.

Budget 2024–2025 includes an increase of $7 million for mental health and addictions service offerings in New Brunswick. This includes:

- additional space for the Miramichi Addiction Recovery Clinic;
- start-up costs of a 50-bed inpatient residential rehabilitation facility;
- increased funding for psychiatric patient advocate services;
- implementation of three First Nation Integrated Service Delivery programs;
- increased emphasis on outpatient withdrawal services for alcohol use disorders;
- providing additional support to inpatient child and youth psychiatry needs in response to the new *Child and Youth Well-Being Act*;
- additional support to address treatment-resistant depression;
- increased funding for Portage Atlantic Youth Centre;
- funding to support the 9-8-8 suicide prevention and crisis hotline.

Mr. Speaker, our action plan also focuses on more nurses and doctors.

Every nurse entering their first year of post-secondary education is guaranteed a job. We have reduced training time with a new three-year nursing program at UNBSJ. We have also dedicated 100 new nursing seats at Beal University in Maine. And last year, we introduced a new pathway to nursing that supports personal support workers and licensed practical nurses who are interested in upgrading to advance their nursing careers.

In total, our government is on track to double opportunities to train as a nurse.

We increased the likelihood that recently trained doctors will stay in New Brunswick by repatriating 10 medical seats from Memorial University and adding four more seats in Moncton. We now have 74 provincially-funded medical school seats, and we have seen a net increase of 125 doctors since we took office.

Budget 2024–2025 includes $1.4 million to fund additional attraction, recruitment, marketing, and programs targeting domestic and international candidates to help them choose New Brunswick to pursue their career goals.

In addition, we will work to reduce the nursing vacancies by offering an incentive program to fill "hard-to-recruit" positions.

Our efforts in recruitment and retention have led to a net increase of 155 nurses hired and has lowered our vacancies by 187 to 567.

Mr. Speaker, cancer is the leading cause of death, and 43% of all people are expected to receive a cancer diagnosis in their lifetime. With an aging and growing population, the number of new cancer cases is expected to rise. Through population-wide screening programs we can begin treatment at an earlier stage, improve patient outcomes, reduce the use of intensive treatments, and reduce the use of additional health resources.

Budget 2024–2025 includes $2.9 million to support screening programs for colon cancer, lung cancer, HPV cervical cancer, and oncology drug funding.

In addition, I am pleased to announce that we are also expanding breast cancer screening services to include women aged 40 to 49. The expansion of this service will mean that more than 50,000 women will be able to access breast cancer screening services, and through early detection, we will be able to prevent additional breast cancer deaths.

Mr. Speaker, our government is providing additional resources in response to an incident in 2022 involving an individual seeking the services of the Sexual Assault Nurses Examiner Program (SANE). Today's budget includes $2.1 million to ensure that appropriate care is provided to survivors of sexual or domestic violence. This support will continue to contribute to positive patient outcomes by providing care through a trauma-informed lens, and improving law enforcement investigations and just legal proceedings.

Mr. Speaker, the prevalence of youth vaping remains a significant concern in the province. Almost 13% of high school students in New Brunswick report vaping daily. Studies show that youth are price-sensitive and less likely to start vaping as the price rises. We have already implemented a flavoured vape ban and intend to strengthen vaping enforcement.

As a complementary measure, I am pleased to announce the government's intent to enter into a coordinated vaping product taxation agreement with the federal government. All provinces and territories without a vaping tax have signaled their intent to enter into such agreements. New Brunswick would be part of the second wave of participating provinces and territories, with an intended implementation date for the coordinated vaping duty of January 1, 2025.

Under the agreement, the federal government will be responsible for administration and enforcement of the coordinated vaping duty. In addition to the existing federal excise duty, a provincial excise duty rate of $1 per two millilitres or grams, or fraction thereof, for the first ten millilitres or grams of vaping substance, and $1 per ten millilitres or grams, or fraction thereof, for additional volumes will apply. The excise duty is based on the volume of vaping substance in each vaping product.

Energizing the private sector

Mr. Speaker, through our pro-growth agenda, we have energized New Brunswick's private sector. We have seen record levels of population growth. Employment and exports have reached new heights, and private sector investment has reached its highest level since 2008.

To maintain this momentum, we must continue to take the necessary steps that will continue to drive our economy forward through continued population growth, transitioning to a cleaner energy future, and building on the strength of our traditional natural resources.

Population growth and retention

One of the key drivers of our recent economic success has been our ability to grow our population. Consider that the gains we have achieved in the last five years is roughly equivalent to adding another City of Fredericton. More people mean employment can reach new heights, investment can grow, and we can increase our capacity to grow our exports.

Building on this success, Budget 2024–2025 includes $3.4 million to help navigate different immigration streams, and provide newcomer supports such as language training and settlement supports through non-profit agencies in New Brunswick.

This support will allow continued investments in an entrepreneurial fund to support newcomers in launching new business ventures in New Brunswick.

To help with recruitment and retention efforts among internationally educated individuals, additional support will be provided to reduce barriers to certification for internationally trained workers in regulated professions as they transition to work in their fields of expertise in New Brunswick.

Clean energy transition

Mr. Speaker, climate change and the need for decarbonization are leading to transformational change in how we generate and consume energy. This transformation also has the potential to generate significant economic opportunity for New Brunswick.

To support this change, our government has released an energy strategy: *Powering our Economy and the World with Clean Energy – Our Path Forward to 2035*. This strategy aims to further reduce greenhouse gas emissions by as much as 43% by 2035.

Budget 2024–2025 includes $50 million to continue the Enhanced Energy Savings Program. Delivered by NB Power, this program will provide free heat pumps, air sealing, and insulation for eligible recipients whose combined income is less than $70,000. This funding helps reduce energy consumption and transition homes from the use of electric baseboards or heating oil.

An additional $5 million will be provided through the Energy Efficiency Fund to support energy conservation for non-electric fuel types or to support First Nations, non-profit organizations, and low-income individuals and families.

With energy demand expected to nearly double over the next decade, we must begin to prepare now. We see the growth in new nuclear energy through small modular reactors as an essential element to meet demand and achieve a clean energy grid. Budget 2024–2025 includes $12.5 million for site preparation at the Point Lepreau nuclear generating station and to navigate a complex regulatory approval process that is designed to ensure that clean non-emitting nuclear energy is generated safely to the benefit of generations of New Brunswickers.

Mr. Speaker, the Climate Change Fund is an essential tool to support departments and agencies as they implement our 2022–2027 Climate Change Action Plan. While our government decided to adopt the federal carbon backstop, it also meant that there is no longer a designated revenue stream to fund projects.

Despite the loss of a designated revenue source, I am pleased to reaffirm our commitment to acting on climate change. Budget 2024–2025 includes $47 million to continue delivering on commitments identified in the Climate Change Action Plan.

Forestry and seafood

Mr. Speaker, our natural resources represent a significant economic opportunity in New Brunswick. They play an important role in supporting economic development in our rural communities and driving export growth opportunities around the world.

Investing in the protection and promotion of our natural resources helps ensure longer-term sustainability and growth in the sector.

Budget 2024–2025 includes $6.3 million to make needed investments in wildfire equipment and training to prepare for the future effects of climate change. Given our recent experience with the Stein Lake area wildfire last summer, today's budget also includes $3.9 million to help communities and individuals prepare for the effects of a wildfire.

Ongoing management of our forests will also support the long-term sustainability of this important economic sector. Budget 2024–2025 includes $1.7 million for silviculture activities in support of our forest strategy. Through efforts to actively manage our wood supply, we will also create opportunities to see increased private sector investment in our mills around the province.

Mr. Speaker, the fish and seafood industry is a major contributor to the provincial economy. Seafood exports in 2023 were $1.7 billion, and the sector employs thousands of New Brunswickers in many rural, coastal, and Indigenous communities.

Budget 2024–2025 includes $4 million to support the New Brunswick aquaculture and fisheries sector. This will support investments in infrastructure, innovation, adapting to market requirements, and ensuring that New Brunswick seafood products continue to be recognized worldwide as high-quality and sustainably sourced.

We value our agriculture sector, and this budget includes investments that will benefit the livestock sector including enhancing our ability to detect disease threats such as Avian Influenza and African Swine Fever.

Tourism

Mr. Speaker, our provincial parks continue to experience strong visitation growth with over one million visits to our provincial parks this past summer alone. We operate Sugarloaf, Mactaquac and Mount Carleton year-round, and offer educational programming through our parks. With the increased demand and expanded programming in our parks, Budget 2024–2025 includes $586,000 to support parks operations and ensure that we can continue to offer a world-class experience through our parks.

In addition to supporting operations in our existing parks, we have added the Fundy Trail Provincial Park (FTPP) to our portfolio. Budget 2024–2025 includes $2.9 million to support operations at the FTPP. With investments to maintain, operate the park, and enhance the visitor experience, the FTPP is well positioned to extend the "Parkway" experience from St. Stephen to Riverview, and create opportunities to extend visitor stays in the region.

Vibrant and sustainable communities

Mr. Speaker, our communities are growing. This is creating opportunities throughout the province and our local governments are well-placed to build on this growth. In fact, they play a central role in maintaining the progress we have seen in recent years in developing vibrant and sustainable communities.

Through local governance reform, our government has introduced transformational change to the way we think about and manage our communities.

We have made great progress in a relatively short period of time, and it is important that we maintain the momentum that we have built throughout the local governance reform process.

Budget 2024–2025 provides $4.7 million to support local governments and Regional Service Commissions in managing their new responsibilities and providing the level of services expected by their residents.

Mr. Speaker, proper maintenance of our road network supports the connections we make across our communities as New Brunswickers travel around the province. Budget 2024–2025 includes a $2.8 million increase to our summer maintenance program that will expand our vegetation management program and address the effects of frequent freeze/thaw cycles on affected roads. An additional $1.5 million will be allocated to increase our road striping program.

Mr. Speaker, our arts and sports sectors in the province play an integral role in maintaining vibrant and sustainable communities by promoting New Brunswick as a cultural destination, supporting visitor attraction, promoting healthy living and contributing to vibrant and sustainable communities.

The 2024–2025 budget includes $1.9 million for the New Brunswick Arts Board and Music/Musique NB towards grants and scholarships for New Brunswick artists, and grants for musicians and music organizations. In addition, $1 million is being provided to the Sport Development Trust Fund for the provision of community recreation and active-living initiatives.

Safe communities

Mr. Speaker, our government understands that for people to truly feel at home, they need a safe place to live. The demand for public safety services continues to rise.

Budget 2024–2025 includes $6.6 million to address the pressure resulting from population growth that leads to increased demand for driver testing, inspection and enforcement services, court caseloads and increased inmate populations. A further $5.3 million will be provided to help make our communities safer.

Mr. Speaker, while we strive to make our communities safer, we will also look to accelerate access to the justice system. Building on success in Manitoba, we will create a new model for adjudicating child protection cases in New Brunswick. It will be less adversarial, and we expect hearing officers to resolve more than half of all cases without a hearing before a judge. That will be better for vulnerable children and their families, and it will improve access to justice for family law cases that don't involve child protection issues.

We are also increasing our investment in legal aid. This investment will resolve 25% of all criminal charges before a trial is even scheduled, and another 25%

before the trial date. This will reduce wait times in the court system and allow faster accountability in Provincial Court.

We are also creating Indigenous court worker positions, to help Indigenous people navigate the criminal justice system, whether they are accused of crimes or are victims of it.

At the request of First Nations Chiefs, we will further support First Nations communities by providing $1.6 million to the Mi'gmaq Peacekeeping Program. This community-led program will offer an alternative to the standard enforcement-based approach to public safety by focusing on early intervention, deterrence, de-escalation, and relationship building.

Ensuring that our communities are safe means that we must also have first responders when the need arises. In many communities this means relying on volunteers when it comes to fire protection services.

Our government will be introducing proposed amendments to the *New Brunswick Income Tax Act* for new, non-refundable personal income tax credits for eligible volunteer firefighters and search and rescue volunteers. This will help support recruitment and retention, and recognize the contribution of these valued first responders. This tax credit will be effective for the 2024 taxation year.

Supporting vulnerable populations
Mr. Speaker, past government decisions continue to have a positive impact when it comes to supporting New Brunswickers.

We know there are a number of working New Brunswickers and families who are feeling challenged by the higher cost of living, but haven't been eligible for other government support programs.

With the New Brunswick Workers Benefit, eligible working individuals and families will benefit from a one-time payment of $300 that will give them some financial relief, and it won't be taxable.

So far, we have received more than 35,000 applications, with more than $7 million already approved for payment.

We know how important it is to make ends meet, and this benefit should help to ease some of the financial pressures New Brunswickers are facing, along with the other affordability measures we have introduced.

We have increased social assistance rates, helped clients keep more money while transitioning to work, and reduced harmful claw backs. Moreover, we have indexed benefits to inflation.

Budget 2024–2025 reaffirms our commitment to indexing social assistance rates to inflation. This means that social assistance rates will increase by 3.6% under the Transitional Assistance Program and the Extended Benefits Program, resulting in an additional $7.3 million that will benefit approximately 26,000 unique households in New Brunswick.

In addition, a new $200 per month household supplement for social assistance recipients and youth engagement services recipients has been created, resulting in $51 million being provided to over 33,000 residents, including over 10,000 children.

The proclamation of the *Child and Youth Well-Being Act* several weeks ago marked an important milestone: replacing portions of the 40-year-old *Family Services Act* with new, stand-alone legislation that focuses on the interests, protection, participation and well-being of children, youth, and young adults. Budget 2024–2025 includes an additional $5.5 million to support the implementation of the new *Child and Youth Well-Being Act*, with further increases expected over time as the expanded scope of the Act becomes fully in place.

Mr. Speaker, while it is encouraging to see the average age in New Brunswick fall, we remain one of the oldest provinces in the country. Despite the positive population growth we have seen in recent years, our population aged 65 years and over has increased by more than 26,000 since 2019.

Budget 2024–2025 includes $18.7 million to continue to implement the initiatives outlined in our nursing home plan. These efforts will continue to add to the supply of nursing home beds around the province.

An additional $2 million will be invested to help seniors remain in their own home through our Nursing Homes Without Walls program. First implemented as a pilot project in four sites around the province, we now have 18 sites approved as of March 1, 2024, and expect to see another 10 sites join the program this year.

For those families that have a spouse in a nursing home, we have changed the spousal contribution policy for facility-based care to ensure that a minimum of 60% of household income remains with the spouse at home. This policy change will result in $4 million staying with spouses who have a partner in facility-based care.

Through the Canada-New Brunswick Aging with Dignity Funding Agreement, Budget 2024–2025 also includes $7.3 million to support workforce stability and high standards of care in long-term care facilities, and to continue to provide and enhance home and community care services.

With continued recruitment and retention challenges in the human services sector, we need to do more to ensure that our vulnerable population is properly cared for. In recent years, we have taken steps to help address these challenges by increasing wages within the sector.

In recognition of their important contribution in caring for others, today's budget includes $29.7 million to increase wages for workers in our home support and special care homes, group homes, community residences, family support, specialized placements, and attendant care. In addition, we will provide $2.2 million to increase the per diems in adult residential facilities around the province.

Mr. Speaker, we will also be proposing amendments to the *New Brunswick Income Tax Act* to provide additional support to low-income seniors in New Brunswick.

As part of our targeted affordability measures, a $200 Low-Income Seniors' Affordability Supplement was provided for recipients of the 2023 Low-Income Seniors' Benefit. A $200 supplement will also be available to those eligible for the 2024 Low-Income Seniors' Benefit. Applications for the 2024 benefit will be available on April 1.

Proposed legislative amendments will be brought forth this session to permanently increase the base amount of the Low-Income Seniors' Benefit from $400 to $600, with the value of the benefit indexed to the Consumer Price Index annually, beginning with the 2025 benefit year.

This will provide additional annual support in the order of $10 million to approximately 45,000 low-income seniors.

Lastly, Mr. Speaker, proposed legislative amendments will be brought forth that will provide government with greater flexibility to deliver timely, provincially administered programs as needed, while increasing access to Canada Revenue Agency tax filer data.

Housing for All

Mr. Speaker, record population growth, changing housing preferences, and labour shortages have put a great deal of strain on our housing markets.

We have gone from stagnant house prices, low levels of construction and high rental market vacancy rates to market conditions that generally favour sellers and put some households in a vulnerable position.

To achieve a longer-term level of sustainability, we must see a return to more balanced market conditions.

I am pleased to note that progress is being made. Canada Mortgage and Housing Corporation (CMHC) reports that over the last two years, 5,375 units have been added to our housing stock. Moreover, there are an additional 5,355 units currently under construction.

While the private sector can do much of the heavy lifting, there is more to be done and it is important to consider the entire spectrum of housing.

This is why we re-established the New Brunswick Housing Corporation (NBHC).

In June we released *NB Housing Strategy: Housing for All*, which committed $500 million over three years. In the first six months since the release of this strategy, $150 million has been committed to a diverse range of initiatives designed to help ease pressures across the housing continuum.

Budget 2024–2025 recognizes the growing need for safe, affordable housing, and I am pleased to announce that the New Brunswick Housing Corporation will see an increase of $68.9 million, representing a 54.1% increase over the 2023–2024 budgeted level, to build on the momentum that has been established since the release of the housing strategy.

We will reduce the NB Housing waitlist by 3,000 through a $22 million investment for a direct-to-tenant rental benefit to families and seniors who are in core housing need for affordability reasons.

In recognition of rising rents around the province, we will also increase our rent supplement budget by $8.9 million to support approximately 5,000 rent supplements in the province.

A further $5.5 million will be provided through the Canada Housing Benefit that will help an additional 1,200 New Brunswick households this year. This is in addition to the 2,300 households who have benefitted from this support since 2021. Another $3.5 million will be provided through the Canada Housing Benefit in support of survivors of gender-based violence.

Our new Rent Bank will provide $3 million to reduce the risk of eviction due to rental arrears or overdue payments of utility bills. This support will help up to 750 rental households avoid eviction or retain new rental accommodations annually.

Mr. Speaker, one area of the housing continuum that requires urgent attention is the rapid increase in homelessness in communities throughout the province. For a variety of reasons, too many people in our society have found themselves in this very unfortunate situation. Budget 2024–2025 includes an additional $11 million in permanent funding to respond to the homelessness crisis through a variety of initiatives including:

- Providing operational funding to emergency shelter beds across the province, including added capacity for the winter months.
- Increasing professional outreach services by providing prevention and diversion interventions to reduce the inflow into homelessness.
- Leveraging community partners through Homeless Hubs to provide one-stop shop access for services 24 hours a day, 7 days per week.
- Creating more supportive housing units and wrap-around services for homeless individuals experiencing complex mental health and addictions issues.

Mr. Speaker, we are also adding to the public housing stock.

We will spend $100 million to build new public housing units across the province. Efforts to date will result in work taking place on nearly half of the

380 units this year, with some units expected to become available to households in 2024.

In addition to adding to the affordable rental housing stock, we are providing $2.5 million to support the development and repair of rental units.

Budget 2024–2025 also includes $2.6 million in support of a partnership with Habitat for Humanity, which will help more lower-income families transition into homeownership.

Mr. Speaker, since the early days of the pandemic, the civil service has operated with a 'One Team, One GNB' approach where resources are aligned across departments to address key priorities. This approach is clearly in evidence in addressing our housing pressures.

In addition to the above-noted initiatives that are being led by NBHC, Budget 2024–2025 includes $20 million through the Regional Development Corporation (RDC) in community infrastructure funding to help small communities build or enhance existing infrastructure. RDC will also provide an additional $2.5 million to support preconstruction work related to affordable housing.

Through these efforts, we are incentivizing development in our smaller communities that will help them maintain and grow their tax bases, support the development of workforce housing, and increase economic activity throughout the province.

We also recognize that we have had success in retaining immigrants who have come to New Brunswick for their post-secondary studies. However, limited housing options may influence their decisions to come to New Brunswick. This is why Budget 2024–2025 includes $12.7 million to increase the supply of post-secondary housing in New Brunswick.

To accelerate the pace of housing construction, we must also grow the construction labour force. Through the Department of Post-Secondary Education, Training and Labour, Budget 2024–2025 includes $6 million to address labour shortages in the construction sector.

Building a better education system

Mr. Speaker, establishing a culture of learning begins in early childhood and, well-executed, can lead to a lifetime of learning. Starting early can build a strong foundation among our children and is the best way to put them on a path towards success during their school years and beyond.

Increasing the number of affordable daycare spaces creates opportunities for children to enjoy experiences that will help prepare them for their school years. It also helps parents maintain a stronger attachment to the workplace and to provide for their family. We will increase funding through the Canada-New Brunswick Canada-Wide Child Care Agreement by $7.4 million, which brings the total investment to $150.7 million in 2024–2025. This investment will further improve access to affordable, quality designated child-care spaces throughout the province.

In recognition of the important role for-profit childcare centres play in early childcare education, we will continue to support the creation of designated spaces within and outside of the New Brunswick Canada-Wide Child Care Agreement.

Additional daycare spaces are an important aspect to putting our children on a path towards success. However, we must also ensure that we offer more than just a space. We must also consider their unique needs. A growing population combined with earlier diagnosis means that we are seeing increased demand for preschool autism support services.

By providing the right supports at the right time, we can help improve children's functioning and set them up for success. To meet this growing need for timely interventions, Budget 2024–2025 includes an additional $4.4 million to support children with autism spectrum disorder. By making this investment at an early stage of a child's development, demand for supports further downstream within the school system may be reduced and/or mitigated and lead to better educational outcomes.

Mr. Speaker, while our recent population growth has impacted our society in a variety of manners, nowhere is it more evident than in our school system. Enrolment has increased by approximately 10,000 over the last three years and is expected to continue to grow for the foreseeable future.

While this is a significant reversal from the trends we were seeing when we took office, it is another example of the challenges that come from growth. We are seeing a growing need for teachers and school-based staff, space, and support services for international students.

Budget 2024–2025 includes $18.6 million to address the challenges that come from enrolment growth. A further $24.3 million will address rising operating costs such as energy, transportation, and other services in our school districts.

An additional $1.1 million will be provided to address increased costs associated with opening new schools in Fredericton and Moncton next September.

With the significant increase in the number of immigrant students entering our classrooms, today's budget includes $2.5 million to support language acquisition and smooth the transition to the New Brunswick education system.

Population growth combined with the after-effects of the pandemic has increased the need for providing additional supports to meet the needs of learners. This is particularly the case with learners with mental health issues, learning gaps and recent immigrants to Canada.

Budget 2024–2025 provides $7.4 million to provide the services needed to help students attend school and address their diverse needs.

With a renewed focus on the learning curriculum, we are working to reverse the impacts on educational outcomes due to lost instruction time during the pandemic. Student achievement in literacy and numeracy is dropping. Budget 2024–2025 includes $7.8 million to provide the supports needed within our Anglophone and Francophone sectors to reverse these recent trends and position our students for success.

New Brunswickers have clearly indicated a need for improvement in the Anglophone education sector, both in English prime and French language learning. Based on the feedback we have received, Budget 2024–2025 includes $4.1 million to begin implementing longer-term measures such as teacher recruitment and retention, enhanced virtual learning, and leadership development among school leaders.

Sustainable public finances

Mr. Speaker, effective fiscal management has put our finances on a more sustainable footing. It has allowed us to increase spending significantly in areas of need, and to put more money back into taxpayers' pockets. Decisions have consistently been made to address the challenges before us without sacrificing the needs of future generations.

Strong financial management has also provided us with the added flexibility to lay the foundation for undertaking transformational change.

Financial commentators have noted the significant turnaround seen in New Brunswick. We have gone from the threat of a credit downgrade to a positive credit outlook from our credit ratings agencies, and the Parliamentary Budget Officer has deemed our current fiscal policy as sustainable over the long-term.

We have delivered consistent surpluses and we have reduced net debt by approximately $2 billion, returning it to a level not seen in a decade. Our service of the public debt is lower than it otherwise would have been and is limiting the impact of higher interest rates.

Our net debt-to-GDP ratio is at its lowest level in 16 years and is now projected to be the lowest among provinces east of Saskatchewan. Net debt per capita has fallen by nearly $3,900 since 2017–2018 and is now at its lowest level in twelve years.

While we can be proud of these results alone, we have also increased spending significantly and lowered taxes. The expenditures outlined in Budget 2024–2025 are $3.4 billion higher than the level outlined in our first budget, an impressive 35% increase.

We have also introduced more than $370 million in relief to New Brunswick taxpayers.

Today's budget continues to invest significantly in New Brunswickers' priorities. We are seeing major increases in health care, social development, education and early childhood development, housing, and clean energy.

Our multi-year plan continues a path of responsible financial management, while also addressing the challenges that come from growth. However, I must remind New Brunswickers that we must continue to be diligent in managing our finances.

Revenue is not anticipated to continue the pace of growth seen in recent years, and maintaining spending growth at current levels will not be sustainable over the longer-term. The fiscal plan I have outlined today reflects the needs of a growing province, recognizes the volatile times we find ourselves in, and considers the need to remain fiscally responsible over the longer-term.

Multi-Year Plan ($ millions)

	2024–2025 Budget	**2025–2026 Plan**	**2026–2027 Plan**
Revenue	13,296	13,628	14,024
Expense	13,255	13,589	13,994
Surplus (Deficit)	41	39	30
(Increase) Decrease in Net Debt	(315)	(241)	(270)
Net Debt-to-GDP (%)	26.7%	26.0%	25.6%

Conclusion

Mr. Speaker, our government is proud of what it has achieved since taking office.

We have navigated a global pandemic, high inflation, rising interest rates, and the challenges that come from a growing population.

Despite this volatility, we are building a stronger province.

We have seen record levels of private sector investment, exports, population growth and employment.

Our finances are in their best position in more than a decade.

Our fiscal policy is deemed to be sustainable and is creating opportunities to invest in transformational change.

Budget 2024–2025 considers how to deliver even stronger results to New Brunswickers.

We are investing to improve outcomes in health care and education.

We are investing in a cleaner and greener province.

We are tackling our housing challenges.

And we are also supporting the most vulnerable members of our society.

Effective financial management has put us in a position to respond to these growing needs effectively without sacrificing our financial future.

New Brunswickers can be confident that we continue to confront areas of weakness and act responsibly.

There's a lot more to do - let's keep building a stronger New Brunswick together.

Thank you.

APPENDIX: SUMMARY BUDGET INFORMATION

COMPARATIVE STATEMENT OF SURPLUS OR DEFICIT
($ Thousands)

	Year Ending March 31		
	2024 Estimate	**2024 Revised**	**2025 Estimate**
Revenue			
Ordinary Account	11,621,146	12,150,078	12,761,453
Capital Account	42,739	37,162	26,820
Special Purpose Account	132,030	164,605	123,986
Special Operating Agencies (net)	179,656	148,872	176,537
Sinking Fund Earnings	217,000	202,400	207,400
Total Revenue	**12,192,571**	**12,703,117**	**13,296,196**
Expense			
Ordinary Account	10,986,109	11,322,683	12,066,835
Capital Account	177,910	197,458	197,862
Special Purpose Account	152,927	163,982	152,565
Special Operating Agencies (net)	211,251	147,148	175,415
Amortization of Tangible Capital Assets	624,075	624,459	662,659
Total Expense	**12,152,272**	**12,455,730**	**13,255,336**
Surplus (Deficit)	**40,299**	**247,387**	**40,860**

COMPARATIVE STATEMENT OF CHANGE IN NET DEBT
($ Thousands)

	Year Ending March 31		
	2024 Estimate	2024 Revised	2025 Estimate
Net Debt - Beginning of Year...	(11,613,115)	(12,424,624)	(12,362,240)
Changes in Year			
Surplus (Deficit)..	40,299	247,387	40,860
Investments in Tangible Capital Assets...	(847,642)	(809,462)	(1,018,860)
Amortization of Tangible Capital Assets..	624,075	624,459	662,659
(Increase) Decrease in Net Debt.....................................	(183,268)	62,384	(315,341)
Net Debt - End of Year...	(11,796,383)	(12,362,240)	(12,677,581)
Net Debt-to-GDP Ratio..	**24.9%**	**26.8%**	**26.7%**

TOTAL REVENUE
2024–2025
($ Thousands)

DEPARTMENT	ORDINARY ACCOUNT	CAPITAL ACCOUNT	SPECIAL PURPOSE ACCOUNT	SPECIAL OPERATING AGENCIES	TOTAL
Agriculture, Aquaculture and Fisheries	12,392	-	-	-	12,392
Education and Early Childhood Development	175,131	-	65,252	-	240,383
Environment and Local Government	3,763	-	34,697	-	38,460
Finance and Treasury Board	11,070,309	-	316	-	11,070,625
General Government	20,596	-	-	-	20,596
Health	166,866	-	1,500	-	168,366
Justice and Public Safety	235,688	-	18,027	-	253,715
Legislative Assembly	680	-	-	-	680
Natural Resources and Energy Development	101,188	50	7,730	-	108,968
New Brunswick Housing Corporation	58,966	50	510	-	59,526
Opportunities New Brunswick	6,100	-	-	-	6,100
Other Agencies	724,221	-	-	-	724,221
Post-Secondary Education, Training and Labour	137,661	-	5,116	4,955	147,732
Regional Development Corporation	1,062	-	-	223,835	224,897
Social Development	45,029	-	-	-	45,029
Tourism, Heritage and Culture	7,752	-	5,613	9,286	22,651
Transportation and Infrastructure	6,769	26,720	650	108,400	142,539
Sub-Total	**12,774,173**	**26,820**	**139,411**	**346,476**	**13,286,880**
Sinking Fund Earnings	-	-	-	-	207,400
Inter-account Transactions	(12,720)	-	(15,425)	(169,939)	(198,084)
TOTAL REVENUE	**12,761,453**	**26,820**	**123,986**	**176,537**	**13,296,196**

COMPARATIVE STATEMENT OF ESTIMATED ORDINARY ACCOUNT REVENUE BY SOURCE
($ Thousands)

	Year Ending March 31		
	2024 Estimate	2024 Revised	2025 Estimate
Taxes			
Personal Income Tax	2,261,000	2,320,000	2,440,000
Corporate Income Tax	636,200	607,000	690,200
Metallic Minerals Tax	0	0	0
Provincial Real Property Tax	469,300	464,400	506,500
Harmonized Sales Tax	1,901,600	2,248,200	2,380,900
Gasoline and Motive Fuels Tax	200,500	200,500	200,000
Carbon Emitting Products Tax	4,000	0	0
Tobacco Tax	95,000	80,000	75,000
Pari-Mutuel Tax	500	500	500
Insurance Premium Tax	76,500	86,278	91,255
Real Property Transfer Tax	48,000	48,000	49,000
Financial Corporation Capital Tax	27,000	48,000	34,500
Cannabis Duty	13,000	13,000	14,000
Vaping Duty	0	0	1,000
Penalties and Interest	16,000	16,000	16,000
Sub-Total - Taxes	**5,748,600**	**6,131,878**	**6,498,855**
Return on Investment	225,700	265,747	284,507
Licences and Permits	165,256	170,921	167,694
Sale of Goods and Services	532,584	567,726	549,634
Royalties	70,294	75,538	83,228
Agency Revenues	206,259	208,012	208,946
Fines and Penalties	6,976	6,276	6,976
Miscellaneous	76,107	88,099	78,079
TOTAL - OWN SOURCE REVENUE	**7,031,776**	**7,514,197**	**7,877,919**
Unconditional Grants – Canada			
Fiscal Equalization Payments	2,631,293	2,631,293	2,897,020
Canada Health Transfer	1,080,543	1,067,692	1,085,445
Canada Social Transfer	344,979	340,756	352,406
Other	1,866	1,866	1,866
Sub-Total - Unconditional Grants – Canada	**4,058,681**	**4,041,607**	**4,336,737**
Conditional Grants – Canada	543,316	606,891	559,517
TOTAL - GRANTS FROM CANADA	**4,601,997**	**4,648,498**	**4,896,254**
Sub-Total	**11,633,773**	**12,162,695**	**12,774,173**
Inter-account Transactions	(12,627)	(12,617)	(12,720)
TOTAL - ORDINARY ACCOUNT REVENUE	**11,621,146**	**12,150,078**	**12,761,453**

27

TOTAL EXPENSE
2024–2025
($ Thousands)

DEPARTMENT	ORDINARY ACCOUNT	CAPITAL ACCOUNT	SPECIAL PURPOSE ACCOUNT	SPECIAL OPERATING AGENCIES	TOTAL
Agriculture, Aquaculture and Fisheries..	48,470	465	-	-	48,935
Education and Early Childhood Development..................................	1,910,758	2,654	64,051	-	1,977,463
Environment and Local Government.........	173,374	1,000	41,335	-	215,709
Executive Council Office.................................	11,714	-	-	-	11,714
Finance and Treasury Board..........................	49,081	-	316	-	49,397
General Government..	1,210,131	-	-	-	1,210,131
Health...	3,798,167	44,392	1,500	-	3,844,059
Justice and Public Safety................................	374,842	-	21,138	-	395,980
Legislative Assembly...	47,336	-	-	-	47,336
Natural Resources and Energy Development...	210,215	32,393	7,125	-	249,733
New Brunswick Housing Corporation........	196,341	38,000	4,450		238,791
Office of the Premier...	1,734	-	-	-	1,734
Opportunities New Brunswick......................	46,549	-	-	-	46,549
Other Agencies..	455,160	-	-	-	455,160
Post-Secondary Education, Training and Labour..	750,259	2,200	5,116	5,197	762,772
Regional Development Corporation...........	80,873	63,700	-	223,235	367,808
Service of the Public Debt..............................	608,000	-	-	-	608,000
Social Development..	1,663,030	17,000	-	-	1,680,030
Tourism, Heritage and Culture......................	80,680	20,039	5,594	8,522	114,835
Transportation and Infrastructure..............	396,466	976,679	1,940	108,400	1,483,485
Total Expenditure	**12,113,180**	**1,198,522**	**152,565**	**345,354**	**13,809,621**
Investment in Tangible Capital Assets........	(18,200)	(1,000,660)	-	-	(1,018,860)
Inter-account Transactions............................	(28,145)	-	-	(169,939)	(198,084)
Amortization of Tangible Capital Assets....	-	-	-	-	662,659
TOTAL EXPENSE	**12,066,835**	**197,862**	**152,565**	**175,415**	**13,255,336**